# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVRx, Inc., CIK 0001235912
CUSIP: 126638105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9201 West Broadway Avenue, Suite 650, Minneapolis, Minnesota (MN), 55445
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001072613-21-000475
Filed by CIK 0001132326
Persons authorized to receive notices and communications: Stephanie Brecher, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 10, Limited Partnership (CIK 0001132326): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,026,083; sole dispositive power 0; shared dispositive power 2,026,083; aggregate amount beneficially owned 2,026,083 (7.8% of the class)
- New Enterprise Associates 8A, Limited Partnership (CIK 0001143464): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 10, Limited Partnership (CIK 0001236049): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,083; sole dispositive power 0; shared dispositive power 2,026,083; aggregate amount beneficially owned 2,026,083 (7.8% of the class)
- New Enterprise Associates VIII, Limited Partnership (CIK 0001079401): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners VIII, Limited Partnership (CIK 0001236042): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,083; sole dispositive power 0; shared dispositive power 2,026,083; aggregate amount beneficially owned 2,026,083 (7.8% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,083; sole dispositive power 0; shared dispositive power 2,026,083; aggregate amount beneficially owned 2,026,083 (7.8% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,083; sole dispositive power 0; shared dispositive power 2,026,083; aggregate amount beneficially owned 2,026,083 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CVRx, Inc.
Address of issuer's principal executive offices: 9201 West Broadway Avenue, Suite 650, Minneapolis, Minnesota (MN), 55445
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 15, 2021 (the "Schedule 13D") and Amendment No. 1 thereto filed on November 7, 2024 ("Amendment No. 1"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

This Amendment No. 2 is being filed to report that the beneficial ownership of Common Stock of the Issuer by the Reporting Persons (as defined below) has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 10, Limited Partnership ("NEA 10"); New Enterprise Associates 8A, Limited Partnership ("NEA 8A"); New Enterprise Associates VIII, Limited Partnership ("NEA VIII" and, together with NEA 10 and NEA 8A, the "Funds"); NEA Partners 10, Limited Partnership ("NEA Partners 10"), the sole general partner of NEA 8A and NEA 10; NEA Partners VIII, Limited Partnership ("NEA Partners VIII" and, together with NEA Partners 10, the "GPLPs"), the sole general partner of NEA VIII; and Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell").

Sandell is the sole individual general partner of NEA Partners 10. Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of the Funds, the GPLPs and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Makhzoumi is 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is 104 5th Ave., 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10. The principal business of NEA Partners VIII is to act as the sole general partner of NEA VIII. The principal business of Florence, Makhzoumi and Sandell is to manage the GPLPs, the Funds and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of NEA 10, NEA 8A, NEA Partners 10, NEA VIII and NEA Partners VIII is a limited partnership organized under the laws of the State of Delaware. Florence, Makhzoumi and Sandell are each a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 10 is the record owner of the NEA 10 Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares. As the sole general partner of NEA Partners 10, Sandell may be deemed to own beneficially the NEA 10 Shares.

As individual members of the Executive Committee, which committee has been delegated approval rights with respect to dispositions of the NEA 10 Shares, each of Florence and Makhzoumi may also be deemed to beneficially own the NEA 10 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 10 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 26,036,032 shares of Common Stock reported by the Issuer to be outstanding as of February 11, 2025, on the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of NEA 8A, NEA VIII and NEA Partners VIII has ceased to own beneficially five percent or more of the Issuer's Common Stock as of November 20, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 10, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/20/2025)
- New Enterprise Associates 10, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/20/2025)
- New Enterprise Associates 8A, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/20/2025)
- New Enterprise Associates 8A, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/20/2025)
- NEA Partners 10, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/20/2025)
- NEA Partners 10, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/20/2025)
- New Enterprise Associates VIII, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/20/2025)
- New Enterprise Associates VIII, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/20/2025)
- NEA Partners VIII, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/20/2025)
- NEA Partners VIII, Limited Partnership: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/20/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr. (02/20/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (02/20/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (02/20/2025)
Comment: This Amendment No. 2 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.